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                           December 22, 2022

       Angela Chen
       Vice President, Legal
       LianBio
       103 Carnegie Center Drive, Suite 309
       Princeton, NJ 08540

                                                        Re: LianBio
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed December 9,
2022
                                                            File No. 333-268317

       Dear Angela Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 28, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-3

       Cover Page

   1. We note your revisions in response to prior comment 1. Please disclose prominently on the prospectus cover
page that you are not a Chinese operating company but a Cayman
                                                        Islands holding company
with operations conducted by your subsidiaries.
   2. We note your revisions in response to prior comment 5. On the Cover Page, please provide a
cross-reference to the consolidated financial statements.
 Angela Chen
FirstName
LianBio LastNameAngela Chen
Comapany22,
December  NameLianBio
              2022
December
Page 2    22, 2022 Page 2
FirstName LastName
       Please contact Jimmy McNamara at 202-551-7349 or Joe McCann at 202-551-6262 with any questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Life Sciences
cc:      Thomas J. Danielski